UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 23, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: AGA ANNOUNCES RETIREMENT OF CHIEF OPERATING OFFICER

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

ANGLOGOLD ASHANTI ANNOUNCES RETIREMENT OF CHIEF OPERATING OFFICER

AngloGold Ashanti today announced the retirement of Chief Operating Officer (COO) Ludwig Eybers in December this year. This comes after 12 years with the company, capping a nearly four-decade career in mining.
Ludwig joined AngloGold Ashanti in 2011 as Senior Vice President. He was COO of the International portfolio outside Africa and latterly the COO for the entire portfolio of operations, where he has helped drive our vision of sustainable mining.
Under Ludwig’s leadership, the company has achieved new safety records across our footprint. He has championed a culture of safety excellence and continuous improvement that has reduced our injury frequency rate by more than 50% since 2018 to among the lowest in the industry and also played a key role in enabling a record fatality-free period of more than two years at the mines operated by the company. He has also been instrumental in stabilising AngloGold Ashanti’s operational performance, and embedding a new operating model across the business, all while overseeing the considerable progress made on Obuasi Gold Mine’s redevelopment.
“On behalf of the Board of Directors and the Executive Committee, I would like to express our sincere gratitude and appreciation to Ludwig for his remarkable contribution to AngloGold Ashanti for over a decade”, said CEO Alberto Calderon. “We wish him all the best in his well-deserved retirement and his future endeavours.”
Mr. Marcelo Godoy, Chief Technology Officer, will assume the role of interim COO from 1 July 2023, and will work closely with Ludwig in the coming months to ensure a smooth transition until the permanent COO is identified.

ENDS

23 June 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603/ +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 23, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary